

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Ms. Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

Re: Sohu.com Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 8-K Filed on February 3, 2010 and April 27, 2010
File No. 000-30961

Dear Ms. Yu:

We have reviewed your letter dated July 29, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 14, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A – Risk Factors

Government Regulation and Legal Uncertainties

"If the PRC government determines that the VIE structure…," page 48

1. With regard to the September 28, 2009 GAPP Notice, we note your statement that "it is unclear whether the authorities will deem Changyou's VIE structure as a kind of such 'indirect ways' by foreign investors to gain control over or participate in domestic online game operators." Please provide your analysis and describe your ongoing assessment, of the potential impact of the GAPP Notice, including your consideration of whether the Notice introduces such uncertainty that doubt is cast on

the conclusion that Changyou continues to have the power to direct the activities of its VIEs and the potential impact on your future financial position.

Item 11. Executive Compensation

Compensation Discussion and Analysis (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Administration and Process, page 10

2.   In response to prior comment 2, you state that Mr. Zhang has only incidental involvement in the process for determining his own compensation. Please describe more specifically Mr. Zhang's role in the compensation processes and clarify whether or not he recommends his own compensation or makes recommendations to the Committee relating to measures, targets or any other factors that affect his own compensation. In this regard, we note that Mr. Zhang reviews and comments on compensation recommendations before they are presented to the compensation committee and then discusses the recommendations with the compensation committee, which then approves the final form of compensation. Please confirm that you will provide disclosure responsive to Item 402(b)(2)(xv) of Regulation S-K in future filings.

Competitive Compensation Packages, page 14

3.   We note your response to prior comment 3 and re-issue the comment. Please tell us more specifically how the actual amount of base salary, equity-based compensation and other benefits paid by you compared to your peer companies. To the extent actual amounts paid with respect to each element of compensation differed from the those paid by your peer companies, please include a discussion, on an individualized basis for each named executive officer, of how discretion was exercised to benchmark to a different point or range. Please also confirm that you will include disclosure to this effect in future filings, as warranted.

2009 Executive Bonus Plan, page 16

4.   In response to prior comment 5, you state that the chief executive officer exercised discretion to adjust the bonuses upward for Ms. Yu and Ms. Wang. With a view towards enhanced disclosure in future filings, please tell us by what percentage the chief executive officer increased the bonuses paid to Ms. Yu and Ms. Wang. We note from your disclosure that the chief executive officer has the discretion to adjust the bonus opportunity up to 150%.

Ms. Carol Yu
Sohu.com Inc.
September 8, 2010
Page 3

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3730 with any other questions.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant

cc: Via Facsimile (617) 574-7568
        Timothy B. Bancroft
        Goulston & Storrs, P.C.